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CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Retalix USA
(818) 789-0100                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com
                                                        -------------------


FOR IMMEDIATE RELEASE

                     Dierbergs Markets Completes Roll Out of
                    Retalix StoreLine and Dell POS Solutions


Dallas, TX, March 17, 2005- Retalix USA, (NASDAQ: RTLX), announced today that Dierbergs, a 21-store grocer in the St. Louis area, has completed its chain-wide rollout of the Retalix StoreLine POS. The rollout, which was completed in 6 weeks, included replacing ACR in their stores with the Retalix StoreLine Windows-based POS application running on new Dell POS workstations.

Retalix StoreLine is an advanced, Windows-based in-storesolution that addresses the ever-changing requirements of today's grocers, and uniquely offers extensive flexibilty, ease of use, system resilience and hardware independence. With installations in 40 countries, and on multiple hardware platforms in over 18,000 grocery locations world-wide, StoreLine is uniquely poised to offer grocers a top-of-the-line, seasoned solution, and the freedom to make their hardware and software choices independently. After evaluating multiple POS hardware providers, Dierbergs selected Dell as their partner to deliver the hardware for their solution. Dierbergs' configuration includes a Dell point-of-sale solution with OptiPlex(TM) desktop computers running Microsoft Windows XP Professional, and two Dell 15-inch flat panel touch screen monitors in each lane - one for the cashier and one for the customer. A central application defines the content on the displays for all store locations, and drives consumer marketing on the customer display. The browser-driven touch interface provides Dierbergs with the opportunity to expand their interaction with consumers and minimize perceived wait time during the checkout process.

Dierbergs also uses Retalix's browser-based merchandising solution for centralized item catalogue and price management.

Robert Sanabria, Director of Information Technology at Dierbergs Markets, said:
"The StoreLine system provides a solid foundation for us to be able to meet our customers' expectations in numerous ways throughout the store as well as at the checkout lane. We were very pleased with the features we were able to bring to market in our initial rollout, such as customer touch screens and web-based promotion messages. With that said, we are even more excited about how this solution positions us for the future. Our training and development teams are already working on our next set of features we expect to release to our stores this summer. We will be looking to exploit some of the more advanced features of the system, which will allow us to service our customers at a very high level. The fact that we use the Retalix Merchandising system to manage our pricing support also simplifies our integration as well as enhances our speed to market. Both Retalix solutions have become central to our operations".

Barry Shaked, Retalix CEO, said: "We are very excited by Dierbergs' choice and successful rollout of our solutions. I am positive that the combination of our flagship product, StoreLine, and our browser-based merchandising solution, will drive great benefits for the chain, and will enhance their customer service and retention".

About Dierbergs
Dierbergs is a family-owned buisness operating 21-stores in the St. Louis metroplitan area. Dierbergs employs more than 5,000 associates who share in the rich 150-year history of the company and its reputation built on hard work, personal service and a commitment to meeting the growing needs of the community. Dierbergs is well known as an innovative company, in the areas of operations, technology, and customer service. Some of Dierbergs accomplishments include being the first supermarket in the US to provide in-store cooking schools staffed by full-time professional home economists, the first supermarket in St. Louis to offer a full-service FTD florist, and Dierbergs was ranked "No. 1" for major chains in a national customer satisfaction survey among 20 of the nations largest cities .

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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